Exhibit 99.1

LEGEND BIOTECH CORPORATION

2101 Cottontail Lane

Somerset, New Jersey 08873

PROXY STATEMENT

General

The board of directors of Legend Biotech Corporation (the “Company”) is soliciting proxies for the annual general meeting of shareholders of the Company to be held on October 14, 2022 at 9:30 a.m. (local time) (the “AGM”). The AGM will be held at the offices of the Company located at 2101 Cottontail Lane, Somerset, New Jersey 08873, USA. Unless otherwise specified, all times and dates referenced in this Proxy Statement are in the U.S. Eastern time zone.

This Proxy Statement can be accessed, free of charge, on the Investor section of the Company’s website at www.legendbiotech.com from September 16, 2022, and the Proxy Form will first be mailed to holders of ordinary shares of the Company on or about September 16, 2022.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person signing such proxy by attending the AGM and voting in person.

Record Date, Share Ownership and Quorum

Only shareholders of record at the close of business on September 13, 2022 (the “Record Date”) are entitled to vote at the AGM. Our ordinary shares, par value US$0.0001 per share (“Ordinary Shares”), that underlie American depositary shares (“ADSs”) are included for purposes of this determination. As of September 13, 2022, 334,805,584 ordinary shares of the Company were outstanding, including approximately 129,577,256 Ordinary Shares represented by ADSs and held by JPMorgan Chase Bank, N.A. Each ADS represents two Ordinary Shares. Two holders of Shares being not less than an aggregate of fifty percent (50%) of all votes attaching to all Shares in issue and entitled to vote and present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, will constitute a quorum for all purposes.

Voting and Solicitation

Each of the Ordinary Shares in issue on the Record Date is entitled to one vote. A resolution put to the vote at the AGM will be decided by poll. Copies of solicitation materials will be furnished to all holders of Ordinary Shares of the Company, including banks, brokerage houses, fiduciaries and custodians holding in their names the Ordinary Shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of Ordinary Shares, the Ordinary Shares they represent will be voted at the AGM, or at any adjournment thereof, in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the proxy holder will vote or abstain at his/her discretion, as he/she will on any other matters that may properly come before the AGM, or at any adjournment thereof.

Abstentions by holders of Ordinary Shares are included in the determination of the number of Ordinary Shares present and voting but are not counted as votes for or against a proposal.

Voting by Holders of ADSs

We have requested JPMorgan Chase Bank, N.A., as depositary of the ADSs, to mail to all the registered ADR holders this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the timely receipt from an owner of record of ADSs of written voting instructions in the manner specified, JPMorgan Chase Bank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Ordinary Shares underlying the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with such voting instructions. Under the terms of the deposit agreement, JPMorgan Chase Bank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described two paragraphs below. As the holder of record for all the Ordinary Shares represented by the ADSs, only JPMorgan Chase Bank, N.A. may vote those Ordinary Shares at the AGM.

There is no guarantee that ADR holders or any such holder in particular will receive the notice described above with sufficient time to enable such ADR holder to return any voting instructions to JPMorgan Chase Bank, N.A. in a timely manner, in which case the Ordinary Shares underlying your ADSs may not be voted in accordance with your wishes.

If no ADR Voting Instruction Card is received by JPMorgan Chase Bank, N.A. from a registered ADS holder by 12:00 p.m. (New York City time), October 12, 2022, such holder shall be deemed, and JPMorgan Chase Bank, N.A. will deem such holder of ADSs to have instructed it to give a discretionary proxy to the chairperson of the AGM to vote the Ordinary Shares represented by such holder’s ADSs in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors, unless the Company has informed JPMorgan Chase Bank, N.A. that such proxy should not be given, in accordance with the terms of the deposit agreement.

PROPOSAL 1:

RECEPTION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

The board of directors proposes to receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2021.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RECEPTION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021.

PROPOSAL 2:

RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITOR OF THE COMPANY

The audit committee has approved the appointment of Ernst & Young LLP as independent auditor of the Company (the “Independent Auditor”) for the fiscal year ending December 31, 2022 and seeks ratification of this decision by the shareholders.

Ernst & Young Hua Ming LLP (“EYHM”) had previously served as the Company's independent accountants from 2020 until May 3, 2022, when the Audit Committee of the Company's Board of Directors (the “Audit Committee”) resolved that EYHM would resign as the Company's independent accountants, effective on the date that the Company furnished its financial results for the first quarter of 2022 with the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K. The audit reports of EYHM on the Company’s financial statements as of and for the fiscal years ended December 31, 2021 and 2020 filed with the SEC did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. The audit report of EYHM on the Company’s internal control over financial reporting as of December 31, 2021 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle. During the Company's fiscal years ended December 31, 2021 and 2020, and through May 3, 2022, (i) there was no "disagreement" (as defined in Item 16F(a)(1)(iv) to Form 20-F and the related instructions) with EYHM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EYHM, would have caused EYHM to make reference to the subject matter of the disagreements in connection with its report and (ii) there were no "reportable events" (as defined in Item 16F(a)(1)(v) of Form 20-F).

In connection with the filing of its Form 20-F for the year ending December 31, 2022, the Company will provide the information required by Item 16F of Form 20-F in accordance with the requirements of that Item.

On May 3, 2022, the Audit Committee engaged Ernst & Young LLP (“EY”) as its independent accountants for the fiscal year ending December 31, 2022. During the Company's fiscal years ended December 31, 2021 and 2022, and the interim period prior to the engagement of EY, neither the Company nor any person acting on its behalf consulted with EY on any matter regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided to the Company that EY concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a "disagreement" (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or a "reportable event" (as defined in Item 16F(a)(1)(v) of Form 20-F).

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE INDEPENDENT AUDITOR FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022.

PROPOSAL 3:

RE-ELECTION OF DR. PATRICK CASEY AS A DIRECTOR OF THE COMPANY

Pursuant to article 88(b) of the Company’s memorandum of association, at the first annual general meeting of shareholders, the term of office of the Class II directors shall expire and Class II directors appointed at such meeting shall be elected for a full term of three (3) years.

Class II directors consist of Dr. Patrick Casey, Mr. Philip Yau and Dr. Fangliang Zhang, and their term will expire at the AGM.

The board proposes to re-elect Dr. Patrick Casey to serve as a Class II director of the Company for a full term of three (3) years.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF DR. PATRICK CASEY AS A DIRECTOR OF THE COMPANY.

PROPOSAL 4:

RE-ELECTION OF MR. PHILIP YAU AS A DIRECTOR OF THE COMPANY

Pursuant to article 88(b) of the Company’s memorandum of association, at the first annual general meeting of shareholders, the term of office of the Class II directors shall expire and Class II directors appointed at such meeting shall be elected for a full term of three (3) years.

Class II directors consist of Dr. Patrick Casey, Mr. Philip Yau and Dr. Fangliang Zhang, and their term will expire at the AGM.

The board proposes to re-elect Mr. Philip Yau to serve as a Class II director of the Company for a full term of three (3) years.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF MR. PHILIP YAU AS A DIRECTOR OF THE COMPANY.

PROPOSAL 5:

RE-ELECTION OF DR. FANGLIANG ZHANG AS A DIRECTOR OF THE COMPANY

Pursuant to article 88(b) of the Company’s memorandum of association, at the first annual general meeting of shareholders, the term of office of the Class II directors shall expire and Class II directors appointed at such meeting shall be elected for a full term of three (3) years.

Class II directors consist of Dr. Patrick Casey, Mr. Philip Yau and Dr. Fangliang Zhang, and their term will expire at the AGM.

The board proposes to re-elect Dr. Fangliang Zhang to serve as a Class II director of the Company for a full term of three (3) years.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF Dr. Fangliang Zhang AS A DIRECTOR OF THE COMPANY.

PROPOSAL 6:

AUTHORIZATION OF EACH OF THE DIRECTORS AND OFFICERS OF THE COMPANY

The board of directors proposes to authorize each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AUTHORIZATION OF EACH OF THE DIRECTORS AND OFFICERS OF THE COMPANY TO TAKE ANY AND EVERY ACTION THAT MIGHT BE NECESSARY TO EFFECT THE FOREGOING RESOLUTIONS AS SUCH DIRECTOR OR OFFICER, IN HIS OR HER ABSOLUTE DISCRETION, THINKS FIT.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Fangliang Zhang
Fangliang Zhang
Chairman of the Board of Directors
Dated: September 16, 2022